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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          --------------------------

                                   FORM T-1

                        STATEMENT OF ELIGIBILITY UNDER
                     THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE
              Check if an Application to Determine Eligibility of
                 a Trustee Pursuant to Section 305(b)(2) [ X ]
            -------------------------------------------------------

                        U.S. BANK NATIONAL ASSOCIATION
             (Exact name of Trustee as specified in its charter)

                                  31-0841368
                      I.R.S. Employer Identification No.


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
                   60 Livingston Avenue                                               55107
                    St. Paul, Minnesota
------------------------------------------------------------ ---------------------------------------------------------
         (Address of principal executive offices)                                   (Zip Code)
------------------------------------------------------------ ---------------------------------------------------------


                               Shannon M. Rantz
                        U.S. Bank National Association
                             60 Livingston Avenue
                              St. Paul, MN 55107
                                (651) 495-3850
           (Name, address and telephone number of agent for service)

                       WACHOVIA AUTO OWNER TRUST 2005-B
                    (Issuer with respect to the Securities)
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

----------------------------------------------------------- ----------------------------------------------------------
                      North Carolina                                               04-7010063

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     (State or other jurisdiction of incorporation or                 (I.R.S. Employer Identification No.)
                      organization)
----------------------------------------------------------- ----------------------------------------------------------

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----------------------------------------------------------- ----------------------------------------------------------
               c/o Wilmington Trust Company                                        19890-1605
        Attention: Corporate Trust Administration
                   Rodney Square North
                 1100 North Market Street
                   Wilmington, Delaware
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         (Address of Principal Executive Offices)                                  (Zip Code)
----------------------------------------------------------- ----------------------------------------------------------


              WACHOVIA AUTO OWNER TRUST 2005-B ASSET BACKED NOTES
                      (Title of the Indenture Securities)

                                   FORM T-1
                                   --------

Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

          a) Name and address of each examining or supervising authority to which it is subject.
                    Comptroller of the Currency
                    Washington, D.C.

          b)   Whether it is authorized to exercise corporate trust powers.
                    Yes

Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
               None

Items 3-15  Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

          1.   A copy of the Articles of Association of the Trustee.*

          2. A copy of the certificate of authority of the Trustee to commence business.*

          3. A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

          4.   A copy of the existing bylaws of the Trustee.*

          5.   A copy of each Indenture referred to in Item 4. Not applicable.

          6. The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

          7. Report of Condition of the Trustee as of June 30, 2005 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.



     * Incorporated by reference to Registration Number 333-67188.


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


                                     NOTE

     The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.



                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 23rd of November, 2005.


                                    By:  /s/ Shannon M. Rantz
                                         --------------------
                                         Shannon M. Rantz
                                         Vice President




By:  /s/ Samil Sengil
     ----------------
     Samil Sengil
     Trust Officer

                                   Exhibit 6
                                   ---------

                                    CONSENT


     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


Dated: November 23, 2005


                                    By:  /s/ Shannon M. Rantz
                                         --------------------
                                         Shannon M. Rantz
                                         Vice President




By:  /s/ Samil Sengil
     ----------------
     Samil Sengil
     Trust Officer

                                   Exhibit 7
                        U.S. Bank National Association
                       Statement of Financial Condition
                                As of 6/30/2005

                                   ($000's)

                                                                 6/30/2005
                                                            -----------------
Assets
   Cash and Due From Depository Institutions                     $6,450,815
   Federal Reserve Stock                                                  0
   Securities                                                    42,078,340
   Federal Funds                                                  3,154,120
   Loans & Lease Financing Receivables                          129,709,823
   Fixed Assets                                                   2,193,705
   Intangible Assets                                             10,387,232
   Other Assets                                                   9,503,538
                                                            -----------------
      Total Assets                                             $203,477,573

Liabilities
   Deposits                                                    $128,180,426
   Fed Funds                                                     16,063,915
   Treasury Demand Notes                                                  0
   Trading Liabilities                                              153,065
   Other Borrowed Money                                          25,358,095
   Acceptances                                                       94,841
   Subordinated Notes and Debentures                              6,808,639
   Other Liabilities                                              6,051,172
                                                            -----------------
   Total Liabilities                                           $182,710,153

Equity
   Minority Interest in Subsidiaries                             $1,024,947
   Common and Preferred Stock Surplus                                18,200
   Surplus                                                       11,804,040
   Undivided Profits                                              7,920,233
      Total Equity Capital                                      $20,767,420

Total Liabilities and Equity Capital                           $203,477,573

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To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:  /s/ Shannon M. Rantz
     --------------------
     Shannon M. Rantz
     Vice President

Date: November 23, 2005


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